EXHIBIT 99.1

TAMCO FINANCIAL STATEMENTS

Exhibit 99.1 is the TAMCO Financial Statements as of November 30, 2009, and for each of the three years in the period ended November 30, 2009 and Report of Independent Registered Public Accounting Firm.

TAMCO
Financial Statements
November 30, 2009, 2008 and 2007

TAMCO
Index
November 30, 2009, 2008 and 2007

Page(s)
Report of Independent Auditors	1
Financial Statements
Balance Sheets	2
Statements of Income (Loss) and Comprehensive Income (Loss)	3
Statements of Shareholders’ Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6–20

Report of Independent Auditors

To the Board of Directors and Shareholders of

TAMCO

In our opinion, the accompanying balance sheets and the related statements of income (loss) and comprehensive income (loss), of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of TAMCO at November 30, 2009 and 2008, and the results of its operations and its cash flows for each of the three fiscal years in the period ended November 30, 2009, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements, the Company adopted a new standard to account for the financial and non-financial assets and liabilities using fair value and disclosed the use of fair value measures for recognition and disclosure purposes in the fiscal years ended November 30, 2008 and 2009.  Also, as discussed in Note 6 to the financial statements, the Company adopted the balance sheet recognition and disclosure provisions based on new standards over employer accounting for defined benefit pension plans and other postretirement plans, as of November 30, 2007, and changed the manner in which it accounts for its defined benefit pension plans in the fiscal year ended November 30, 2007, and, in the fiscal year ended November 30, 2009, changed the measurement date used to account for its defined benefit pension plans.

/s/ PricewaterhouseCoopers LLP
Orange County, California
January 25, 2010

TAMCO
Balance Sheets
November 30, 2009 and 2008

(in thousands, except share amounts)	2009	2008

Assets
Current assets
Cash	$1,421	$3
Restricted cash	2,857	-
Trade and other receivables, net of allowances of $430 and $80
in 2009 and 2008, respectively	3,815	4,283
Due from shareholders	38	46
Inventories	29,909	46,311
Deferred tax assets (Note 7)	935	2,392
Income tax refund receivable (Note 7)	7,975	10,062
Prepaid expenses and tooling	908	1,071
Total current assets	47,858	64,168
Property, plant and equipment
Land	1,191	1,191
Processing facilities and equipment	104,770	105,570
Construction in process	14,497	11,227
Total property, plant and equipment	120,458	117,988
Less: Accumulated depreciation and amortization	(77,851)	(77,365)
Property, plant and equipment, net	42,607	40,623
Deferred tax assets (Note 7)	1,104	-
Other assets (Note 2)	7,299	7,355
Total assets	$98,868	$112,146
Liabilities and Shareholders' Equity
Current liabilities
Borrowings under line of credit (Note 5)	$-	$47,200
Trade payables	5,590	4,256
Other accrued liabilities	1,403	7,235
Total current liabilities	6,993	58,691
Long-term liabilities
Borrowings from shareholders (Note 5)	30,000	-
Other long-term liabilities (Notes 2 and 6)	15,155	4,608
Deferred tax liabilities (Note 7)	-	4,247
Total long-term liabilities	45,155	8,855
Commitments and contingencies (Note 8)
Shareholders' equity
Common stock, $100 par value; 220,000 shares authorized,
issued and outstanding	39,482	19,482
Retained earnings	16,935	29,167
Accumulated other comprehensive loss	(9,697)	(4,049)
Total shareholders' equity	46,720	44,600
Total liabilities and shareholders' equity	$98,868	$112,146

The accompanying notes are an integral part of these financial statements.

TAMCO
Statements of Income (Loss) and Comprehensive Income (Loss)
Years Ended November 30, 2009, 2008 and 2007

(in thousands)	2009	2008	2007

Revenue
Gross sales	$86,390	$368,605	$270,336
Cash discounts allowed	(650)	(2,648)	(2,128)
Total revenue	85,740	365,957	268,208
Cost of sales	96,539	300,493	196,392
Lower of cost or market adjustment	51	9,842	-
Loading and freight	1,890	5,695	5,322
Total costs of sales	98,480	316,030	201,714
Gross (loss) profit	(12,740)	49,927	66,494
General and administrative expenses	7,529	8,913	9,131
(Loss) income from operations	(20,269)	41,014	57,363
Other expenses (income), net
Interest	933	1,713	1,541
Other	(1,091)	1,824	(785)
Total other expenses	(158)	3,537	756
(Loss) income before income taxes	(20,111)	37,477	56,607
Benefit from (provision for) income taxes (Note 7)	8,156	(14,600)	(22,570)
Net (loss) income	(11,955)	22,877	34,037
Other comprehensive income (loss)
Defined benefit pension plans
Minimum pension liability adjustment	-	-	1,856
Net pension loss during period	(9,691)	(2,812)	-
Amortization of prior service costs included in net
periodic pension cost	5	6	6
Total defined benefit pension plans	(9,686)	(2,806)	1,862
Unrealized gain (loss) on investments	19	(32)	-
Total other comprehensive (loss) income, before tax	(9,667)	(2,838)	1,862
Benefit from (provision for) income taxes related to
other comprehensive income	4,019	1,081	(904)
Total other comprehensive (loss) income, net of tax	(5,648)	(1,757)	958
Comprehensive (loss) income	$(17,603)	$21,120	$34,995

The accompanying notes are an integral part of these financial statements.

TAMCO
Statements of Shareholders’ Equity
Years Ended November 30, 2009, 2008 and 2007

				Accumulated Other
				Comprehensive Loss,
	Common Stock		Retained	Net of Tax
(in thousands, except shares)	Shares	Amount	Earnings	Pension	Other	Total

Balances at November 30, 2006	220,000	$19,482	$27,451	$(2,192)	$-	$44,741
Net income	-	-	34,037	-		34,037
Minimum pension liability adjustment	-	-	-	958	-	958
Adoption of new accounting for defined benefit
pension plans	-	-	-	(1,058)	-	(1,058)
Dividends to shareholders	-	-	(33,583)	-	-	(33,583)
Balances at November 30, 2007	220,000	19,482	27,905	(2,292)	-	45,095
Net income	-	-	22,877	-		22,877
Net pension loss during period	-	-	-	(1,738)	-	(1,738)
Unrealized loss on investments	-	-	-	-	(19)	(19)
Dividends to shareholders	-	-	(21,615)	-	-	(21,615)
Balances at November 30, 2008	220,000	19,482	29,167	(4,030)	(19)	44,600
Net loss	-	-	(11,955)	-		(11,955)
Net pension loss during period				(5,660)		(5,660)
Adoption of new measurement date for defined
benefit pension plans	-	-	(277)	-	-	(277)
Unrealized gain on investments	-	-	-	-	12	12
Shareholder contribution (Note 5)	-	20,000	-	-	-	20,000
Balances at November 30, 2009	220,000	$39,482	$16,935	$(9,690)	$(7)	$46,720

The accompanying notes are an integral part of these financial statements.

TAMCO
Statements of Cash Flows
Years Ended November 30, 2009, 2008 and 2007

(in thousands)	2009	2008	2007

Cash flows from operating activities
Net (loss) income	$(11,955)	$22,877	$34,037
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation and amortization	5,933	5,378	5,169
Change in bad debt provision	350	-	-
Lower of cost or market adjustment	51	9,842	-
Deferred income taxes	125	2,671	397
Loss (profit) on disposal of property, plant and
equipment	225	49	(1)
Changes in operating assets and liabilities
Receivables	126	5,835	3,246
Income tax receivable	2,087	(10,062)	-
Inventories	16,351	8,947	(18,268)
Other current assets	(755)	(205)	(1,107)
Other assets	68	131	(6,158)
Trade payables	1,334	(6,798)	(2,286)
Other accrued liabilities	(5,832)	(1,458)	(401)
Other liabilities	591	(2,465)	(461)
Total adjustments	20,654	11,865	(19,870)
Net cash provided by operating activities	8,699	34,742	14,167
Cash flows from investing activities
Changes in restricted cash	(2,857)	-	-
Acquisition of property, plant and equipment	(7,224)	(12,933)	(4,246)
Sale of property, plant and equipment	-	6	1
Net cash used in investing activities	(10,081)	(12,927)	(4,245)
Cash flows from financing activities
(Payments on) proceeds from borrowings under line of credit	(47,200)	(200)	23,400
Proceeds on borrowings from shareholders	30,000	-	-
Shareholder contribution	20,000	-	-
Dividends paid to shareholders	-	(21,615)	(33,583)
Net cash provided by (used in) financing activities	2,800	(21,815)	(10,183)
Net increase (decrease) in cash	1,418	-	(261)
Cash
Beginning of year	3	3	264
End of year	$1,421	$3	$3
Supplemental disclosure of cash flow information
Cash paid (received) during the year for
Interest paid	$949	$1,587	$1,568
Income tax (received) paid	(10,368)	21,720	23,125

The accompanying notes are an integral part of these financial statements.

TAMCO
Notes to Financial Statements
November 30, 2009, 2008 and 2007

1.	Description of the business and market risk

Description of the Business
TAMCO (the "Company"), a California corporation, was formed in 1974 and is owned by Ameron International Corporation (“Ameron”) (a 50% shareholder), Mitsui & Co. (U.S.A.), Inc. ("Mitsui") (a 25% shareholder) and Tokyo Steel Mfg. Co., Ltd. ("Tokyo Steel") (a 25% shareholder).  TAMCO’s operations consist of the manufacture and sale of steel reinforcing bar.  The Company sells product within California, Nevada and Arizona.

Liquidity and market risk
Scrap prices continue to be volatile and cyclical as a result of demand sensitivity.  The fall in scrap metal prices in late fiscal year 2008 continues to have an impact on rebar prices and thus the Company's operating results have experienced a reduction in revenues.  The Company's plan in fiscal year 2009 to address the risk factors included reductions in workforce and other various operating expenses.

During fiscal year 2009, the Company paid down, in full, their Bank of America business loan agreement. In replacement of the loan agreement, the Company obtained financing from its shareholders of $40,000,000 due in early fiscal year 2011 (Note 5).  As of November 30, 2009, the Company has borrowed $30,000,000 against the shareholder facility. The shareholder agreement does not carry any significant covenants for which the Company must comply.

The Company's business plan for the fiscal year ending November 30, 2010 is predicated on the Company having access to the additional borrowing against the shareholder facility.

2.	Summary of Significant Accounting Policies

Fiscal Year-End
The Company’s fiscal year ends on the Sunday nearest November 30.  The actual fiscal year end for 2009, 2008 and 2007 was November 29, November 30, and December 2, respectively.  For clarity of presentation, the financial statements refer to the year-end as November 30 for all years.

Revenue Recognition
Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) the sales price is fixed or determinable, (3) collectability is reasonably assured and (4) products have been shipped and the customer has taken ownership and assumed risk of loss.  A substantial portion of the Company’s product sales are on FOB shipping point terms where product title passes to the customer at the time it is shipped from the Company’s premises.  Products sales on FOB destination terms are not recognized until delivered to the customer.

Shipping and Handling Costs
Shipping and handling costs typically are charged to customers and are included within sales.  Shipping and handling costs charged to customers were $1,053,000, $3,344,000 and $3,230,000 in 2009, 2008 and 2007, respectively.

Other Expenses (Income)
Other expenses (income) on the statements of income and comprehensive income primarily consist of rental income and interest expense, predominantly relating to the Company's borrowings.  In fiscal 2008, the Company charged off $2,486,000 in costs related to the cancellation of capital projects.  In addition, in fiscal year 2009, the Company received $782,000 in settlement income from its natural gas antitrust litigation.

TAMCO
Notes to Financial Statements
November 30, 2009, 2008 and 2007

Income Taxes
The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using the enacted tax laws.  Valuation allowances are established, when necessary, to reduce deferred tax assets that are not expected to be realized.

Restricted Cash
The Company has restricted cash held in Treasury bills as collateral against the Company's existing letters of credit totaling $2,857,000 as of November 30, 2009.  The collateral was not required in previous years as the collateral was included as part of the business loan agreement with Bank of America.  Under the terms of the Company's new shareholder debt agreement, the collateral for these letters is not included (Note 5).  The Treasury bills have a maturity of three months for which the Company renews when they come due.

The Company considers all highly liquid investments with original maturities of three months or less, when purchased, to be cash equivalents.  The carrying amount of these assets approximates fair value due to the short-term maturities of these bills.

Inventories
Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method.  Inventories consisted of the following at November 30 (in thousands):

	2009	2008

Rebar	$11,899	$28,779
Billets	5,202	6,886
Scrap metal	3,401	1,235
Supplies and spare parts	9,407	9,411
	$29,909	$46,311

The Company currently buys its scrap metal at market prices.  Due to the nature of this commodity market, the Company is vulnerable to price changes due to shifts in supply and demand.  These changes in raw material prices may not necessarily be passed on to the end users and, therefore, could impact operating results.

Due to the decline in steel prices in fiscal years 2009 and 2008, the Company wrote down its inventories by $51,000 and $9,842,000, respectively, in a lower of cost or market adjustment.  No lower of cost or market adjustments were taken in fiscal year 2007.

Property, Plant and Equipment
Items capitalized as property, plant and equipment, including improvements to existing facilities, are recorded at cost.  Construction in process represents capital expenditures incurred for assets not yet placed in service.

TAMCO
Notes to Financial Statements
November 30, 2009, 2008 and 2007

Depreciation is computed using the straight-line method based on estimated useful lives of the assets.  Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease.  Useful lives are as follows:

Processing facilities	20 to 25 years
Equipment	3 to 25 years

Depreciation expense was $5,021,000, $4,984,000 and $4,378,000 for the fiscal years ended November 30, 2009, 2008 and 2007, respectively.

Prepaid expenses, tooling and other assets
The Company emits nitrogen oxides ("NOx") as part of its manufacturing process.  The Company is allocated a certain amount of NOx emissions credits each year at no cost.  If this allocation is not adequate, the Company may purchase additional NOx emissions credits on the open market at prevailing prices.  The Company purchases these intangible assets and records the net book value in prepaid expenses and tooling and other assets on the balance sheet.  The assets are amortized using a straight-line method over the allocated emission period, which is typically one year.  The total net book value of these assets as of November 30, 2009 and 2008 was $602,000 and $944,000, respectively.  Amortization for these credits was $342,000, $394,000 and $791,000, respectively for the years ended November 30, 2009, 2008 and 2007.  Amortization expense to be recorded for these credits for the years ended November 30, 2010 and 2011 will be $361,000 and $241,000, respectively.

During 2007, the Company purchased $5,796,000 in perpetual NOx credits.  No credits were purchased in fiscal years 2008 and 2009.  These assets are not available for use until July 2011 and have been recorded at cost within other assets on the balance sheet.  The Company intends to amortize these credits over an estimated useful life of 15 years beginning in 2011.  Amortization expense of these long term assets will be $178,000 for fiscal year 2011 and $426,000 for fiscal years 2012 through 2015.

The Company maintains marketable securities as collateral against a deferred compensation plan held for senior members of management.  These securities are recorded as other assets on the balance sheet.  As of November 30, 2009 and 2008, the value of the securities was $492,000, $223,000, respectively.  The deferred compensation plan was not in place during fiscal year 2007.

Other Long-Term Liabilities
Other long-term liabilities consist of the noncurrent portions of pension liabilities and workers’ compensation liabilities.

Concentration of Credit Risk and Major Customers
Financial instruments that subject the Company to credit risk consist primarily of accounts receivable.  The Company performs ongoing credit evaluations of its customers and provides for estimated credit losses.  Two customers each accounted for greater than 10% of total net sales for the years ended November 30, 2009, 2008 and 2007.  These two customers accounted for approximately 49% of total net sales for the year ended November 30, 2009 and approximately 40% of total net sales for the years ended November 30, 2008 and 2007.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

TAMCO
Notes to Financial Statements
November 30, 2009, 2008 and 2007

Reclassification
Certain prior year amounts have been reclassified to conform to current year presentation.  These changes had no significant impact on the previously reported balance sheet, statement of operations or statement of cash flows.

Recent Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board ("FASB") issued a new interpretation for the accounting of uncertainty in income taxes.  The new interpretation prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with historical guidance on accounting for income taxes.  Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of this new interpretation and in subsequent periods.  On December 30, 2008, the FASB deferred the adoption of this interpretation for most nonpublic enterprises to fiscal years beginning after December 15, 2008.  The Company, pursuant to this deferral, has elected to defer its application until the fiscal year beginning December 1, 2009.  The Company's policy for evaluating uncertain tax positions prior to the adoption of this new interpretation has been to provide for income taxes based on positions taken on the Company's tax return with valuation allowances established for uncertain positions based on the guidance established for the accounting for contingencies.  Management does not expect the adoption of this new interpretation to have a material effect on their financial position, results of operations or cash flows.

In December 2007, the FASB issued a new accounting standard for business combinations. The new standard establishes principles and requirements for the manner in which the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non controlling interest in the acquiree. The standard also provides guidance for recognizing and measuring the goodwill acquired in the business combination and disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The standard applies to business combinations that are consummated on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt the standard on December 1, 2009 for any future business combinations.

In December 2008, the FASB issued a new standard amending previous guidance on employer's disclosures about pensions and other postretirement benefits specifically the disclosures over plan assets. The new standard includes a technical amendment to previous guidance that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented.  The new standard is effective for fiscal years ending after December 15, 2009.  Upon initial application, the provisions of this standard are not required for earlier periods that are presented for comparative purposes.  Earlier application of these provisions is permitted. Management does not expect the adoption of this new interpretation to have a material effect on their financial position, results of operations or cash flows.

3.	Fair Value Measurements

In fiscal year 2008, the Company adopted a new standard to account for financial assets and liabilities using fair value.  The standard addresses how companies should measure fair value for recognition or disclosure purposes under generally accepted accounting principles.  In accordance with the guidance on the effective date of the standard, the Company deferred the adoption of accounting for non-financial assets and liabilities using fair value on a nonrecurring basis until fiscal year 2009.

Under the fair value standard, companies that carry assets and liabilities at fair value are to be classified and disclosed in one of the following three categories:

Level 1:	quoted market prices in active markets for identical assets and liabilities.
Level 2:	observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	unobservable inputs that are not corroborated by market data.

The carrying value of cash, accounts receivable, and trade payables approximates the fair value due to their short-term maturities.

TAMCO
Notes to Financial Statements
November 30, 2009, 2008 and 2007

For recognition purposes, on a recurring basis, the Company measures available for sale investments at fair value.  The investments had an aggregate fair value of $492,000 at November 30, 2009.  The fair value of these investments is determined using quoted market prices in active markets.  Changes to the fair value of these investments have been immaterial.

Assets and liabilities measured at fair value on a recurring basis include the following as of November 30, 2009 (in thousands):

	Fair Value Measurements at
	November 30, 2009 Using
		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Unobservable	Total
	Markets	Inputs	Inputs	Carrying
	(Level 1)	(Level 2)	(Level 3)	Value

Cash	$1,421	$-	$-	$1,421
Restricted cash	2,857	-	-	2,857

The fair value of long-term debt instrument is determined by a valuation model, which is based on future discounted cash flows of the instrument using current market rates.  The carrying amount and fair value of the debt instrument as of November 30, 2009 was as follows (in thousands):

	Carrying	Fair
	Value	Value

Borrowing from shareholders	$30,000	$30,394

On a nonrecurring basis, the Company is required to use fair value measures when measuring plan assets of the Company’s pension plans.  The fair value of pension plan assets was $23,742,000 at November 30, 2009.  These assets are valued in highly liquid markets.

Additionally, on a nonrecurring basis, the Company uses fair value measures when analyzing asset impairment.  Long-lived tangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If it is determined such indicators are present and the review indicates that the assets will not be fully recoverable, based on undiscounted estimated cash flows over the remaining amortization periods, their carrying values are reduced to estimated fair value.  Estimated fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

TAMCO
Notes to Financial Statements
November 30, 2009, 2008 and 2007

4.	Shareholder Contribution and Related Party Transactions

On February 13, 2009, the Company received a cash contribution from its shareholders Ameron, Mitsui and Tokyo Steel for $10,000,000, $5,000,000 and $5,000,000, respectively.  The contributions are included in common stock as additional paid in capital on the balance sheet.

During 1992, the Company entered into a lease agreement with Ameron for certain land, buildings, structures and other improvements.  The lease was originally a ten-year lease agreement and was renewable for a ten-year period.  The lease was renewed on November 1, 2002 and is set to expire on October 31, 2012.  The lease also contains a purchase option equal to the fair market value of the leased assets at the end of the initial lease term or at the end of the related renewal period.  Total lease charges were $516,000, $511,000 and $448,000 for the fiscal years ended November 30, 2009, 2008 and 2007, respectively.  The Company also reimbursed Ameron $39,000 for legal services.

In November 2004, Ameron began leasing four acres from the Company on a month-to-month basis.  Total lease income was $69,000, $67,000 and $65,000 for the fiscal years ended November 30, 2009, 2008 and 2007, respectively.

The Company pays for certain utility costs and charges Ameron for Ameron's share.  During the fiscal years ended November 30, 2009, 2008 and 2007, Ameron reimbursed the Company approximately $508,000, $607,000 and $582,000, respectively, for Ameron's share of such costs.

Amounts due from related parties (shareholders) to the Company total $38,000, $46,000 and $1,000,000 as of November 30, 2009, 2008 and 2007, respectively.

The Company had a loan balance payable to Ameron, Mitsui and Tokyo Steel of $15,000,000, $7,500,000 and $7,500,000.  Loan interest paid to Ameron, Mitsui and Tokyo Steel was $69,000, $34,000 and $34,000 for period ending November 30, 2009.

The Company currently insures for workers' compensation through an affiliate of Mitsui.

5.	Business Loan Agreement

The Company had, under an amended and restated business loan agreement with Bank of America, N.A. a credit facility for advances with a $15,000,000 sub facility for letters of credit.  Additionally under the terms of the Agreement, the Company had a foreign exchange sub facility for $3,000,000.  The interest rate on the borrowings was based on specified margins over or under certain money market rates (ranging from 2.8% to 3.2% for fiscal 2009).  The Agreement was scheduled to mature on February 28, 2010.  All amounts under the Agreement were collateralized by substantially all of the Company's assets.  On August 31, 2009, the Company repaid the Agreement in full and all collateral was released on October 16, 2009.

On July 28, 2009, the Company entered into a business loan agreement (the "New Agreement") with its shareholders for a $40,000,000 credit facility.  The interest rate on borrowings is based on the three-month LIBOR rate plus a 3.25% applicable margin. The New Agreement has a maturity of January 31, 2011 with an option, solely at the Company's request, to extend to January 31, 2012. All amounts under the New Agreement are collateralized by substantially all of the Company's assets. The New Agreement does not contain any other significant financial or non-financial covenant requirements.

As of November 30, 2009, total borrowings against the credit facility totaled $30,000,000 with an unused borrowing base of $10,000,000.

Additionally, at November 30, 2009 the Company had outstanding letters of credit of $2,570,000, collateralized by Treasury bills (Note 2), of $2,857,000.

TAMCO
Notes to Financial Statements
November 30, 2009, 2008 and 2007

6.	Pension and 401(k) Retirement Plans

Defined Benefit Plans
The Company has two defined benefit plans covering substantially all of its employees.  The plan covering hourly employees provides pension benefits that are based on a flat-dollar benefit (as defined in the plan) per month based on years of service and a one-time payment of $4,500 to active employees upon retirement.  The salaried plan is a step-rate plan, which provides for an amount equal to 1.35% of final average pay up to covered compensation, plus 1.95% of final average pay in excess of this covered compensation, times years of service (not to exceed 30 years).

The Company’s funding policy generally is to contribute annually at least the minimum amount that can be deducted for federal income tax purposes while ensuring that the requirements of applicable provisions and regulations are met.  Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The Company’s pension plans are accounted for based on various assumptions and discount rates as described below.  The actuarial assumptions used could change in the near term due to changes in expected future trends and other factors, which, depending on the nature of the changes, could cause increases or decrease in the liabilities accrued.

During fiscal year 2007, the Company adopted the balance sheet recognition and disclosure provisions under the new accounting guidance for employer accounting over defined benefit pension plans and other postretirement plans.  The new standard requires employers to recognize, on a prospective basis, the funded status of their defined benefit pension and other postretirement plans on their balance sheet.  Additionally the standard requires the recognition, as a component of other comprehensive loss, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs.

The effects of adopting the recognition provisions of the new standard on the Company’s balance sheet as of November 30, 2007 are presented in the following table (in thousands).

	Prior to Adopting	Effect of Adopting	As Reported at
	SFAS No. 158	SFAS No. 158	November 30, 2007

Prepaid pension cost	$621	$(621)	$-
Accrued pension cost	(936)	(1,107)	(2,043)
Intangible pension assets	32	(32)	-
Deferred income tax pension asset	818	702	1,520
Accumulated other comprehensive loss	1,234	1,058	2,292

The new standard also requires employers to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position.  The measurement date provisions of the new standard were adopted in fiscal year 2009.  The adoption of the new measurement date provision caused a reduction to retained earnings of $277,000.

Included in accumulated other comprehensive income of approximately $16,305,000 ($9,690,000 net of tax) at November 30, 2009 are unrecognized actuarial losses of approximately $16,301,000 and prior service costs of approximately $4,000 that have not yet been recognized in net periodic pension cost.  Of this amount, the Company expects to recognize approximately $1,322,000 ($786,000 net of tax) in net periodic pension cost during the fiscal year ended November 30, 2010.

TAMCO
Notes to Financial Statements
November 30, 2009, 2008 and 2007

Pension cost for the fiscal years ended November 30, 2009, 2008 and 2007 was approximately $2,203,000, $354,000 and $713,000, respectively, which includes amortization of prior service costs over periods ranging from 15 to 30 years.

Components of net periodic pension cost for the years ended November 30 were as follows (in thousands):

	2009		2008		2007
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly

Components of net periodic
pension cost
Service cost	$366	$210	$385	$388	$391	$425
Interest cost	1,023	1,082	890	955	860	899
Expected return on market-related
value of plan assets	(898)	(922)	(1,119)	(1,217)	(974)	(1,122)
Amortization of unrecognized
prior service cost	-	3	-	6	-	6
Curtailment	-	469	-	-	-	-
Amortization of accumulated losses	366	504	22	44	133	95
Net periodic pension cost	$857	$1,346	$178	$176	$410	$303

The projected benefit obligation was determined based on employee data as of November 30, 2009 and as of August 31, 2008 and 2007.

The weighted average assumptions used to determine net periodic pension cost for the years ended November 30 were as follows:

	2009		2008		2007
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly

Discount rate	7.00%	7.00%	6.25%	6.25%	6.125%	6.125%
Rate of increase in
compensation levels	3.75%	N/A	3.75%	N/A	3.75%	N/A
Expected long-term rate of
return on plan assets	8.50%	8.50%	8.50%	8.50%	8.50%	8.50%

The assumed discount rate represents the market rate for long-term corporate high quality corporate bonds.  The assumed expected rate of return on plan assets represents an estimate of long-term returns on an investment portfolio consisting of a mixture of equities and debt investments.  When determining the expected return on plan assets, the Company considers long-term rates of return on asset classes (both historical and forecasted) in which the Company expects the pension funds to be invested.

TAMCO
Notes to Financial Statements
November 30, 2009, 2008 and 2007

Components of the change in projected benefit obligation, change in plan assets and funded status of the pension plans for the years ended November 30 are as follows (in thousands):

	2009		2008		2007
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly

Change in projected benefit
obligation
Projected benefit obligation,
beginning of year	$14,547	$15,219	$14,627	$15,720	$14,363	$15,018
Service cost	468	296	385	388	391	425
Interest cost	1,270	1,342	890	955	860	898
Actuarial (gain) loss	4,007	2,584	(819)	(978)	(514)	118
Curtailment (gain) loss	(425)	451	-	-	-	-
Benefits paid	(912)	(1,065)	(536)	(866)	(473)	(739)
Projected benefit
obligation, end of year	$18,955	$18,827	$14,547	$15,219	$14,627	$15,720
Change in plan assets
Fair value of plan assets,
beginning of year	$12,153	$13,910	$13,557	$14,748	$11,781	$13,533
Actual return on plan assets	(945)	(1,226)	(1,168)	(1,172)	1,515	1,726
Employer contribution	1,240	588	300	1,200	806	310
Administrative expenses	-	-	-	-	(72)	(82)
Benefits paid	(913)	(1,065)	(536)	(866)	(473)	(739)
Fair value of plan assets,
end of year	$11,535	$12,207	$12,153	$13,910	$13,557	$14,748
Funded status
Deficiency of plan assets over
projected benefit obligations	$(7,420)	$(6,620)	$(2,394)	$(1,309)	$(1,070)	$(973)
Funded status, end of year	$(7,420)	$(6,620)	$(2,394)	$(1,309)	$(1,070)	$(973)
Amounts recognized on the balance
sheet consist of
Accrued pension liability	$(7,420)	$(6,620)	$(2,394)	$(1,309)	$(1,070)	$(973)
Accumulated other comprehensive
loss	8,404	7,901	3,138	3,482	1,691	2,122
Net amount recognized	$984	$1,281	$744	$2,173	$621	$1,149
Accumulated benefit obligation	$17,342	$17,214	$13,210	$15,195	$13,225	$15,683

TAMCO
Notes to Financial Statements
November 30, 2009, 2008 and 2007

The assumptions used to determine the projected benefit obligation for the years ended November 30 are as follows:

	2009		2008		2007
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly

Discount rate	5.50%	5.50%	7.00%	7.00%	6.25%	6.25%
Rate of increase in
compensation levels	3.75%	N/A	3.75%	N/A	3.75%	N/A

The Company contributed approximately $1,828,000, $1,500,000 and $1,116,000 to the pension plans during the fiscal years ended November 30, 2009, 2008 and 2007, respectively.  During the fiscal year ending November 30, 2010, the Company expects to contribute $3,131,000 to the pension plans.

In accordance with its investment strategy to obtain long-term growth, the Company's target allocations are established to maintain a mix of 60% to 70% equities, 25% to 35% debt securities, 2% to 8% real estate, and 0% to 5% other investments.  The Company’s pension plan weighted-average asset allocations by asset category are as follows at November 30:

	2009		2008		2007
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly

Equity securities	71%	71%	70%	68%	73%	73%
Debt securities	27%	26%	28%	26%	25%	25%
Real estate	2%	3%	2%	3%	2%	2%
Other (cash equivalents)	0%	0%	0%	3%	0%	0%
	100%	100%	100%	100%	100%	100%

The Company’s pension plan assets are externally managed by investment managers who are selected by the Company’s Pension Committee.  The Pension Committee selects investment managers using a total return investment approach whereby a mix of equity and debt security investments are used to maximize the long-term rate of return on plan assets.  The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run.  Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and the Company’s financial condition.  The investment portfolio contains a diversified blend of equity and debt security investments.  Furthermore, equity investments are diversified across geography and market capitalization through investments in US large cap stocks, US mid cap, US small cap stocks, and international securities.  Investment risk is measured and monitored on an ongoing basis through annual liability measures, periodic asset/liability studies, and semi-annual investment portfolio reviews.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid over the next ten years as follows (in thousands):

	Salaried	Hourly
Years ending November 30,
2010	$850	$959
2011	934	1,014
2012	1,003	1,050
2013	1,077	1,091
2014	1,126	1,132
2015-2019	6,795	6,087

TAMCO
Notes to Financial Statements
November 30, 2009, 2008 and 2007

Curtailments on defined benefit plans
During October 2008, the Company reduced its hourly work force by approximately 100 employees.  The reduction in labor force resulted in a corresponding reduction in the Company's future pension obligation and therefore was considered a curtailment to the Hourly Pension Plan.  The Company accounted for the curtailment in the Hourly Pension Plan in accordance with the standard over employer accounting for settlements and curtailments of defined benefit pension plans and for termination benefits.  As a result of the curtailment, the Company recognized a curtailment loss of $5,000 in the fiscal year ended November 30, 2008.  Because of the timing of the curtailment and in accordance with the new accounting guidance for employer accounting over defined benefit pension plans and other postretirement plans, changes in the plan assets and pension liabilities arising from curtailment were measured at October 31, 2008 and recorded in the Company's fiscal year ended November 30, 2009 as follows (in thousands):

	Before Curtailment	Effect of Curtailment	After Curtailment

Assets and obligations
Projected benefit obligation	$13,739	$(22)	$13,717
Plan assets at fair value	10,534	-	10,534
Funded status	3,205	(22)	3,183
Amounts in accumulated other
comprehensive income
Net loss	(5,278)	22	(5,256)
Prior service cost	(26)	5	(21)
	(5,304)	27	(5,277)
Accrued (prepaid) pension
cost before SFAS No. 158	$(2,099)	$5	$(2,094)

TAMCO
Notes to Financial Statements
November 30, 2009, 2008 and 2007

Through May 2009, the Company reduced its hourly and salaried work force by approximately 74 employees.  The reduction in labor force resulted in a corresponding reduction in the Company's future pension obligation and therefore was considered a curtailment to both the Hourly and Salary Pension Plans.  The Company accounted for the curtailment in both plans in accordance with the FASB standard for accounting for settlements and curtailments of defined benefit pension plans.  As a result of the curtailment, the Company recognized a cumulative curtailment loss of $464,000 in the fiscal year ended November 30, 2009.  Because of the timing of the curtailment and in accordance with the accounting for defined benefit pension and other retirement plans, changes in the plan assets and pension liabilities arising from the curtailment were measured at May 31, 2009 and recorded in the Company's fiscal year ending November 30, 2009 as follows (in thousands):

	Before Curtailment		Effect of Curtailment		After Curtailment
	Hourly	Salary	Hourly	Salary	Hourly	Salary
Assets and obligations
Projected benefit obligation	$16,099	$16,558	$451	$(425)	$16,550	$16,133
Plan assets at fair value	10,322	9,157	-	-	10,322	9,157
Funded status	5,777	7,401	451	(425)	6,228	6,976
Amounts in accumulated other
comprehensive income
Net loss	(7,468)	(7,826)	-	425	(7,468)	(7,401)
Prior service cost	(18)	-	13	-	(5)	-
	(7,486)	(7,826)	13	425	(7,473)	(7,401)
Accrued (prepaid) pension
cost before SFAS No. 158	$(1,709)	$(425)	$464	$-	$(1,245)	$(425)

Union-Sponsored Pension Plan
Approximately 1% of the Company’s employees are covered by union-sponsored, collectively bargained, multi-employer pension plans.  The Company contributed $46,000, $94,000 and $84,000 to such plans for the fiscal years ended November 30, 2009, 2008 and 2007, respectively.  These contributions are determined in accordance with the provisions of a negotiated labor contract.

401(k) Retirement Plan
The Company adopted two 401(k) deferred compensation retirement plans effective as of January 1, 1996 for salaried employees and March 1, 1996 for hourly employees.  These plans were merged effective December 31, 2001.  The plan covers substantially all employees who have completed three months of service.  The Company matches 25% of salaried employee contributions up to a maximum of 4% of the employee’s salary and provides for a variable match on an employee’s contribution ranging from 4% to 6% of annual salary.  The variable portion is based upon the Company’s annual return on net assets.  The Company does not match collectively bargained employee contributions.  Under the plan voluntary employee deferred contributions up to 50% of annual compensation may be made, or a maximum not to exceed the Internal Revenue Service limitation.  Such voluntary employee contributions are made through payroll deductions.  During the fiscal year ended November 30, 2009, the Company recorded into income $5,000 related to the plan.  The Company expensed $175,000 and $126,000 related to the plan during fiscal years ended November 30, 2008 and 2007, respectively.

TAMCO
Notes to Financial Statements
November 30, 2009, 2008 and 2007

7.	Income Taxes

Deferred income taxes are recorded under the asset and liability method of accounting for income taxes, which requires the recognition of deferred income taxes, based upon the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

The components of the (benefit from) provision for income taxes for the years ended November 30 (in thousands):

	2009	2008	2007

Current
Federal	$(8,226)	$8,968	$17,253
State	(55)	2,961	4,920
	(8,281)	11,929	22,173
Deferred
Federal	1,844	2,302	297
State	(1,719)	369	100
	125	2,671	397
	$(8,156)	$14,600	$22,570

The effective tax rate differs from the US federal statutory tax rate of 35% primarily due to state income taxes, net of federal benefits:

	2009	2008

Provision at the federal statutory rate	35.00%	35.00%
State income taxes, net of federal benefit	5.73%	5.77%
Meals and entertainment	(0.06)%	0.10%
Fuel tax credit	0.04%	(0.15)%
Lobbyist expense	(0.01)%	0.04%
Section 199 deductions	0.00%	(1.56)%
Other	(0.14)%	(0.24)%
	40.56%	38.96%

TAMCO
Notes to Financial Statements
November 30, 2009, 2008 and 2007

The components of the Company’s deferred tax assets (liabilities) at November 30 are as follows (in thousands):

	2009	2008

Deferred tax asset
Reserve for contingencies	$-	$486
Accrued liabilities	552	722
Reserve for inventories	424	344
State taxes	-	1,239
Additional pension liability	7,116	2,785
Net Operating Loss	1,697	-
Other	338	93
Deferred tax asset	10,127	5,669
Deferred tax liability
Depreciation	(6,272)	(6,245)
State Tax	(702)	-
Pension reserve	(1,114)	(1,279)
Deferred tax liability	(8,088)	(7,524)
	$2,039	$(1,855)

The Company has a California net operating loss carryforward of $19,194,000 as of November 30, 2009.  The net operating loss will expire in fiscal year 2030.  If certain substantial changes in the Company's ownership occur, there would be an annual limitation on the amount of the carryforward that can be utilized.

The Company has a federal net operating loss of $22,763,000 as of November 30, 2009.  The net operating loss is being carried back $19,610,000 and $3,153,000 to be utilized in the November 30, 2004 and 2005 periods, respectively.

At November 30, 2009, 2008 and 2007, the deferred tax provision reflected in other comprehensive income was $4,019,000, $1,081,000 and $197,000, respectively.

No valuation allowance has been established for deferred tax assets as the Company's management has determined that the deferred tax assets are fully realizable based upon forecasted profitability.

TAMCO
Notes to Financial Statements
November 30, 2009, 2008 and 2007

8.	Commitments and Contingences

The Company has a non-cancelable operating lease with Ameron for certain land, buildings, structures and other improvements expiring on October 31, 2012 (Note 4).

Future minimum lease payments on non-cancelable operating leases and other added facility commitments in effect at November 30, 2009 are as follows (in thousands):

Years ending November 30,
2010	$1,103
2011	1,103
2012	1,060
2013	587
2014	587
$4,440

Total operating lease expense was $516,000, $511,000 and $454,000 for the fiscal years ended November 30, 2009, 2008 and 2007, respectively.

The Company is involved in various legal matters in the normal course of its business.  Management believes that the ultimate outcome of such matters will not have a material adverse effect on the Company’s results of operations or financial position.

9.	Subsequent Events

The Company has performed an evaluation of subsequent events through January 25, 2010, which is the issuance date of the financial statements.